Exhibit 99.79

Amaya Comments on Trading Activity

MONTREAL, May 26, 2014 /CNW/ - In response to trading activity that may stem from market rumours that have come to the company’s attention regarding a potential strategic acquisition, Amaya Gaming Group Inc. (TSX: AYA) stated today that strategic acquisitions have been and are one component of the company’s growth strategy and, as such, Amaya regularly evaluates potential acquisition opportunities. From time to time, this process leads to discussions with potential acquisition targets. There can be no assurance that any such discussions will ultimately lead to a transaction. As a general policy, Amaya does not publicly comment on potential acquisitions unless and until a binding legal agreement has been signed. The company intends to make no further comment or release regarding current market rumours unless and until such comment is warranted.

About Amaya

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information please visit www.amayagaming.com.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information:

Tim Foran

Director, Investor Relations

1-416-545-1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 15:24e 26-MAY-14